

May 30, 2013

Via E-mail
Baoguo Jiang
Chairman of the Board
Yaboo, Inc.
500 Lake Cook Road Suite 350
Deerfield, IL 60015

> **RE: Yaboo, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed May 16, 2012**
> **File No.: 333-164999**
> **Form 10-Q for Quarterly Period Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 333-164999**

Dear Mr. Jiang:

We issued comments to you on the above captioned filings on March 18, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 13, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Patrick Kuhn at (202) 551-3308 with any questions. You may also contact me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief